FOR IMMEDIATE RELEASE	June 29, 2023

Micromem Expands Opportunity in Romania

Toronto, Ontario and New York, New York, June 29, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to announce it has received the detailed specifications for an ARTRA oil unit (the "Unit") to be delivered to Romania. The Unit, in operation and type, is a similar Unit that was delivered to Chevron and successfully tested in Lost Hills California.  This Unit, which is now being costed, will be built in California by our engineering partner firm, Entanglement Technologies and will be utilized for lab testing as well as to determine the viability for use in the field with the objective of designing an interconnected smart network in the oil field. This is a new opportunity for Micromem.

Currently there are approximately 14,000 actively producing oil wells in Romania with the identified partner having approximately 4,000 oil wells.  The Unit is different from the ARTRA devices being developed for gas operations in Romania and will provide additional hardware sales of the oil version and analytics contracting opportunities for the Company.  This project will benefit from work already being done in Romania by Micromem's team for deployment of ARTRA units in the gas well industry.  The Company expects to launch this project concurrently with the ARTRA gas well deployment. The analytics work being done can now be expanded to include opportunities in the oil industry.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued 505,526,137

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023. Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.